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                                                                 March 22, 2000

Dear Fellow Stockholders:

   We are pleased to inform you that on March 10, 2000, Prism Financial Corporation ("Prism") entered into a Merger Agreement (the "Merger Agreement") with Royal Bank of Canada, a Canadian commercial bank ("Parent"), and Prism Acquisition Subsidiary, Inc. (f/k/a Rainbow Acquisition Subsidiary, Inc.), a Delaware corporation and a wholly owned, indirect subsidiary of Parent ("Purchaser"), pursuant to which Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of Prism common stock, par value $.01 per share (the "Shares"), together with the associated rights to purchase preferred stock pursuant to the Rights Agreement, dated as of January 27, 2000, between Prism and LaSalle Bank National Association, as Rights Agent, for $7.50 per Share in cash. Under the Merger Agreement and subject to the terms thereof, following the Offer, Purchaser will be merged with and into Prism (the "Merger") and all Shares not purchased in the Offer (other than Shares held by Parent, Purchaser or Prism, or Shares held by dissenting stockholders) will be converted into the right to receive $7.50 per Share in cash.

   Your Board of Directors has (i) determined that the Offer and the Merger are fair to and in the best interests of Prism's stockholders and (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Prism Board of Directors recommends that Prism's stockholders accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Prism Board gave careful consideration to a number of factors described in the attached Schedule 14D-9 which has been filed today with the Securities and Exchange Commission, including, among other things, the opinion, dated March 10, 2000, of Friedman, Billings, Ramsey & Co., Inc., Prism's financial advisor, to the effect that, as of such date, the consideration to be received by holders of Shares pursuant to the Merger Agreement was fair to such stockholders from a financial point of view.

   In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated March 22, 2000, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully.

                                          Sincerely,


                                          Richard L. Wellek
                                          Chairman of the Board